Leonard E. Neilson
Attorney at Law
8160 South Highland Drive
Suite 104
Sandy, Utah 84093
Phone: (801) 733-0800	Fax: (801) 733-0808

November 15, 2010

Securities and Exchange Commission
Tia Jenkins
Senior Assistant Chief Accountant
Division of Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549

VIA:  EDGARLink

Re:	Westgate Acquisitions Corporation
File No. 000-53084
Staff Letter of October 29, 2010
Amendment No. 1 to Form 10-K/A (for the period ended December 31, 2009)

Dear Ms. Jenkins:

In response to your letter dated October 29, 2010 referencing the Form 10-K for Westgate Acquisitions Corporation for the fiscal year ended December 31, 2009, please be advised that we are filing concurrently with this letter an amended Form 10-K/A.  In response to your comment, the amendment includes a revised Report of Independent Registered Public Accounting Firm for the December 31, 2009 financial statements of Sadler, Gibb & Associates, L.L.C., which includes a reference that the financial statements were presented for the period from inception (September 8, 1999) through December 31, 2009.

Also attached to this letter is a written statement from the company as per your request.  Please direct all correspondences concerning this filing and Westgate Acquisitions Corporation to this office.

Yours truly,

/s/ Leonard E. Neilson

Leonard E. Neilson

:ae
Attachment

Attachment No. 1

Westgate Acquisitions Corporation
2681 East Parleys Way
Suite 204
Salt Lake City, Utah 84109

November 15, 2010

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

To whom it may concern:

In connection with the response of Westgate Acquisitions Corporation (the “Company”) to the SEC letter dated October 29, 2010, SEC File No. 000–53084, the Company hereby acknowledges that:

●      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Westgate Acquisitions Corporation

By:   /S/     Geoff Williams
Its:           President